NUPORT GROUP, INC.

502 East John Street
Carson City, Nevada 89706

January 23, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attention: GOLDIE B. WALKER

Dear Ms. Goldie Walker:

Re:	Nuport Group, Inc. (the “Company”)
Registration Statement on Form SB-1, File No. 333-138394

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-1 to 5:00 p.m. (Eastern Standard Time) on January 30, 2007 or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form SB-1, the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,
Nuport Group Inc.
_____________________________
Lorne Chomos

Chief Executive Officer,
Chief Financial Officer, President,
Secretary, Treasurer and Director
(Principal Executive Officer and Principal Accounting Officer)